CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As at		June 30, 2016	December 31, 2015
(millions of Canadian dollars)	Notes
Assets
Current assets
Accounts receivable		$45.0	$57.9
Prepaid expenses and other		8.9	11.6
Derivative contracts	11	3.6	—
		57.5	69.5
Non-current assets
Deferred income tax asset		711.9	711.5
Exploration and evaluation assets	6	31.6	33.0
Property, plant and equipment	5	2,648.2	2,845.6
Investments in joint ventures	8	122.3	119.5
Goodwill	7	140.0	149.0
		3,654.0	3,858.6
Total assets		$3,711.5	$3,928.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$139.4	$166.8
Taxes payable		3.7	3.7
Current portion of provisions	12	16.9	45.7
Credit facility	10, 11	889.5	923.8
Derivative contracts	11	1.3	—
		1,050.8	1,140.0
Non-current liabilities
Long-term debt	9	1,428.8	1,554.6
Related party loans	18	685.4	629.9
Long-term liability	13	67.7	67.7
Non-current provisions	12	833.8	811.2
		3,015.7	3,063.4
Total liabilities		$4,066.5	$4,203.4
Shareholder's equity (deficiency)
Shareholder's capital		3,860.8	3,860.8
Contributed surplus		10.5	10.5
Deficit		(4,225.4)	(4,146.6)
Accumulated other comprehensive loss	17	(0.9)	—
Total shareholder's deficiency		(355.0)	(275.3)
Total liabilities and shareholder's deficiency		$3,711.5	$3,928.1

Commitments [Note 19]
Subsequent Events [Note 5 and 18]

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	Notes	2016	2015	2016	2015

Petroleum and natural gas sales		$82.8	$143.0	$153.0	$269.4
Royalties		(10.1)	(12.2)	(15.9)	(25.3)
Revenues		72.7	130.8	137.1	244.1

Expenses
Operating		46.2	69.9	96.7	143.4
Transportation and marketing		1.0	1.7	2.4	2.9
General and administrative		13.8	14.3	29.1	33.3
Depletion, depreciation and amortization	5	66.7	98.9	141.6	197.3
Exploration and evaluation	6	—	3.7	2.1	4.6
Loss from joint ventures	8	10.6	10.1	29.1	16.0
Losses (gains) on disposition of assets	5	(17.7)	5.8	(17.3)	5.3
Finance costs	14	37.0	38.1	75.7	61.7
Derivative contract losses (gains)	11	6.0	(4.4)	7.2	(1.9)
Foreign exchange loss (gain)	15	(5.4)	(22.5)	(130.9)	117.0
Gain on senior notes exchange	9	(19.8)	—	(19.8)	—
Impairment	5	—	70.7	—	94.2
Loss before income tax		(65.7)	(155.5)	(78.8)	(429.7)
Current income tax expense		—	5.3	—	5.1
Income tax recovery		—	(73.8)	—	(124.3)
Net loss		$(65.7)	$(87.0)	$(78.8)	$(310.5)

Other comprehensive loss ("OCL")
Items that may be reclassified to net income
Losses on designated cash flow hedges, net of tax	11, 17	(0.9)	(1.4)	(0.9)	(1.7)
Comprehensive loss		$(66.6)	$(88.4)	(79.7)	$(312.2)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
(DEFICIENCY) (UNAUDITED)

					Accumulated
					Other	Total
					Comprehensive	Shareholder’s
		Shareholder’s	Contributed		Income (Loss)	Equity
(millions of Canadian dollars)	Notes	Capital	Surplus	Deficit	("AOCL")	(Deficiency)
Balance at December 31, 2015		$3,860.8	$10.5	$(4,146.6)	$—	$(275.3)
Losses on derivatives designated as cash flow hedges, net of tax	17	—	—	—	(0.9)	(0.9)
Net loss		—	—	(78.8)	—	(78.8)
Balance at June 30, 2016		$3,860.8	$10.5	$(4,225.4)	$(0.9)	$(355.0)

Balance at December 31, 2014		$3,860.8	$10.3	$(2,337.7)	$1.4	$1,534.8
Losses on derivatives designated as cash flow hedges, net of tax	17				(1.7)	(1.7)
Net loss				(310.5)		(310.5)
Shareholder loan			0.2			0.2
Balance at June 30, 2015		$3,860.8	$10.5	$(2,648.2)	$(0.3)	$1,222.8

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Six months ended June 30
(millions of Canadian dollars)	Notes	2016	2015
Cash provided by (used in) Operating Activities
Net loss		$(78.8)	$(310.5)
Items not requiring cash
Loss from joint ventures	8	29.1	16.0
Depletion, depreciation and amortization	5	141.6	197.3
Non-cash finance costs	14	31.2	26.6
Unrealized losses (gains) on derivative contracts	11	6.4	(2.6)
Unrealized loss (gain) on foreign exchange	15	(105.7)	116.1
Non-cash exploration and evaluation costs	6	2.1	4.6
Losses (gains) on disposition of assets	5	(17.3)	5.3
Gain on senior notes exchange	9	(19.8)	—
Deferred income tax recovery		—	(124.3)
Impairment	5	—	94.2
Other non-cash items		1.3	1.0
Realized foreign exchange gain on senior notes exchange	9	(16.3)	—
Settlement of decommissioning and environmental remediation liabilities	12	(3.5)	(7.4)
Change in non-cash working capital	16	(10.2)	(71.4)
Cash used in operating activities		$(39.9)	$(55.1)

Financing Activities
Credit facility (repayment) borrowings, net	10	(38.9)	266.4
Borrowings from related party loans	18	66.8	148.5
Senior notes issuance costs	9	(4.9)	—
Cash from financing activities		$23.0	$414.9

Investing Activities
Additions to property, plant and equipment	5	(2.1)	(187.4)
Additions to exploration and evaluation assets	6	(0.8)	(0.5)
Property dispositions (acquisitions), net	5	68.6	31.7
Corporate acquisition, net of cash acquired		—	(34.9)
Investment in joint ventures	8	(40.0)	(77.2)
Distributions received from joint ventures	8	9.5	0.5
Change in non-cash working capital	16	(18.3)	(92.0)
Cash from (used) in investing activities		$16.9	$(359.8)

Change in cash		—	—
Cash, at beginning of the period		—	—
Cash, at end of the period		$—	$—

Interest paid		$38.0	$35.3

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2016 and 2015
(Tabular amounts in millions of Canadian dollars unless otherwise indicated) (unaudited)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest”, “HOC” or the “Company”) is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada. Harvest has two reportable segments; Upstream and BlackGold oil sands. For further information regarding these reportable segments, see note 4.

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 1500, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1.

2.	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Accounting Standard (“IAS”) 34 – “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements are condensed as they do not include all of the information required by IFRS for annual financial statements and therefore should be read in conjunction with Harvest’s audited consolidated financial statements for the year ended December 31, 2015.

The condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on August 11, 2016.

Basis of Measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments, which are measured at fair value.

Functional and Presentation Currency

In these condensed interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

Use of Estimates and Judgment

Significant estimates and judgment used in the preparation of the financial statements are described in note 5 of the annual Consolidated Financial Statements as at and for the year ended December 31, 2015. There have been no significant changes to the use of estimates or judgments since December 31, 2015, except for during the three months ended June 30, 2016, Harvest re-aligned certain cash generating units with its current asset base as a result of ongoing divestiture activity and corporate re-organization.

3.	Significant Accounting Policies

These condensed interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 4 of the Company’s annual Consolidated Financial Statements as at and for the year ended December 31, 2015.

There were no new or amended standards issued during the three and six months ended June 30, 2016 that are applicable to Harvest in future periods. A description of additional accounting pronouncements that will be adopted by Harvest in future periods can be found in note 3 of the Audited Consolidated Financial Statements for the year ended December 31, 2015.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Segment Information

Harvest’s operating segments are determined based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Harvest’s chief operating decision makers. The Company’s reportable segments are:

•	Upstream Operations, which consists of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.
•

BlackGold Oil Sands, which is an oil sands project located near Conklin, Alberta. Phase 1 of the project is designed to produce 10,000 barrels of bitumen per day. The project is currently in the commissioning phase and the decision to complete commissioning of the central processing facility and commence steam injection depends on a number of factors including the bitumen price environment.

	Three months ended June 30
	Upstream		BlackGold		Total
	2016	2015	2016	2015	2016	2015
Petroleum and natural gas sales	$82.8	$143.0	$—	$—	$82.8	$143.0
Royalties	(10.1)	(12.2)	—	—	(10.1)	(12.2)
Revenues and other income	72.7	130.8	—		72.7	130.8

Expenses
Operating	44.2	65.6	2.0	4.3	46.2	69.9
Transportation and marketing	1.0	1.7	—	—	1.0	1.7
General and administrative	13.3	12.9	0.5	1.4	13.8	14.3
Depletion, depreciation and amortization	66.6	98.8	0.1	0.1	66.7	98.9
Exploration and evaluation	—	3.7	—	—	—	3.7
Losses (gains) on disposition of assets	(17.7)	5.8	—	—	(17.7)	5.8
Derivative contracts losses (gains)	6.0	(4.4)	—	—	6.0	(4.4)
Impairment	—	70.7	—	—	—	70.7
Loss from joint ventures	10.6	10.1	—	—	10.6	10.1
Operating loss	$(51.3)	$(134.1)	$(2.6)	$(5.8)	$(53.9)	$(139.9)

Finance costs					37.0	38.1
Foreign exchange (gains) losses					(5.4)	(22.5)
Gain on senior notes exchange					(19.8)	—
Current income tax expense					—	5.3
Income tax recovery					—	(73.8)
Net Loss					$(65.7)	$(87.0)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended June 30
	Upstream		BlackGold		Total
	2016	2015	2016	2015	2016	2015
Petroleum and natural gas sales	$153.0	$269.4	$—	$—	$153.0	$269.4
Royalties	(15.9)	(25.3)	—	—	(15.9)	(25.3)
Revenues and other income	137.1	244.1	—	—	137.1	244.1

Expenses
Operating	90.9	138.0	5.8	5.4	96.7	143.4
Transportation and marketing	2.4	2.9	—	—	2.4	2.9
General and administrative	28.0	31.9	1.1	1.4	29.1	33.3
Depletion, depreciation and amortization	141.3	197.1	0.3	0.2	141.6	197.3
Exploration and evaluation	2.1	4.6	—	—	2.1	4.6
Losses (gains) on disposition of assets	(17.3)	5.3	—	—	(17.3)	5.3
Derivative contract losses (gains)	7.2	(1.9)	—	—	7.2	(1.9)
Impairment	—	94.2	—	—	—	94.2
Loss from joint ventures	29.1	16.0	—	—	29.1	16.0
Operating loss	$(146.6)	$(244.0)	$(7.2)	$(7.0)	$(153.8)	$(251.0)

Finance costs					75.7	61.7
Foreign exchange losses (gains)					(130.9)	117.0
Gain on senior notes exchange					(19.8)	—
Current income tax expense					—	5.1
Income tax recovery					—	(124.3)
Net loss					$(78.8)	$(310.5)

	Three months ended June 30
	Upstream		BlackGold		Total
Capital Additions	2016	2015	2016	2015	2016	2015
Additions to PP&E	$(0.1)	$48.3	$0.1	$3.8	$—	$52.1
Additions to E&E	0.8	0.1	—	—	0.8	0.1
PP&E & E&E dispositions, net of acquisitions	(134.3)	(58.0)	—	—	(134.3)	(58.0)
Net capital additions (disposals)	$(133.6)	$(9.6)	$0.1	$3.8	$(133.5)	$(5.8)

	Six months ended June 30
	Upstream		BlackGold		Total
Capital Additions	2016	2015	2016	2015	2016	2015
Additions to PP&E	$2.0	$104.5	$0.1	$64.6	$2.1	$169.1
Additions to E&E	0.8	0.5	—	—	0.8	0.5
Corporate acquisition	—	48.6	—	—	—	48.6
PP&E & E&E dispositions, net of acquisitions	(138.8)	(58.5)	—	—	(138.8)	(58.5)
Net capital additions (disposals)	$(136.0)	$95.1	$0.1	$64.6	$(135.9)	$159.7

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

		Investments
		in Joint
	Total Assets	Ventures	PP&E	E&E	Goodwill
June 30, 2016
Upstream	$2,688.4	$122.3	$1,625.2	$31.6	$140.0
BlackGold	1,023.1	—	1,023.0	—	—
Total	$3,711.5	$122.3	$2,648.2	$31.6	$140.0

December 31, 2015
Upstream	$2,917.9	$119.5	$1,835.4	$33.0	$149.0
BlackGold	1,010.2	—	1,010.2	—	—
Total	$3,928.1	$119.5	$2,845.6	$33.0	$149.0

5.	Property, Plant and Equipment (“PP&E”)

	Upstream	BlackGold	Total
Cost:
As at December 31, 2015	$5,342.2	$1,501.7	$6,843.9
Additions	2.0	0.1	2.1
Disposals, net of property acquisitions	(327.8)	—	(327.8)
Change in decommissioning liabilities	67.8	13.0	80.8
As at June 30, 2016	$5,084.2	$1,514.8	$6,599.0

Accumulated depletion, depreciation, amortization and impairment losses:

As at December 31, 2015	$3,506.8	$491.5	$3,998.3
Depreciation, depletion and amortization	141.3	0.3	141.6
Disposals	(189.1)	—	(189.1)
As at June 30, 2016	$3,459.0	$491.8	$3,950.8

Net Book Value:

As at June 30, 2016	$1,625.2	$1,023.0	$2,648.2
As at December 31, 2015	$1,835.4	$1,010.2	$2,845.6

General and administrative costs directly attributable to PP&E addition activities of $0.7 million and $1.2 million have been capitalized during the three and six months ended June 30, 2016, respectively (2015 – $3.6 million and $8.4 million). No borrowing costs relating to the development of BlackGold assets have been capitalized within PP&E during the three and six months ended June 30, 2016 (2015 – $nil and $9.7 million, respectively, at a weighted average interest rate of 4.4%) .

At June 30, 2016, the BlackGold oil sands assets of $1.0 billion (December 31, 2015 – $1.0 billion) were excluded from the asset base subject to depreciation, depletion and amortization. In early 2015, the BlackGold oil sands central processing facility was substantially completed, however, no depletion expense was incurred for the three and six months ended June 30, 2016 as Harvest uses the unit-of-production method and the BlackGold assets currently have no production.

No impairment was recorded for the three and six months ended June 30, 2016 (2015 – $70.7 million and $94.2 million, respectively, against Upstream PP&E). At June 30, 2016, Harvest reviewed and adjusted its CGUs as a result of the Company’s ongoing divestiture activity and corporate re-organization. CGU’s were aggregated due to similarities in operations, management and monitoring, product composition and cash flows.

On June 30, 2016, Harvest closed the disposition of its oil and gas assets in Saskatchewan for net proceeds of $62.3 million. Together with other insignificant dispositions of Upstream assets, Harvest recognized a gain of $17.7 million and $17.3 million for the three and six months ended June 30, 2016, respectively (2015 – losses of $5.8 million and $5.3 million), relating to the de-recognition of PP&E, E&E, goodwill and decommissioning and environmental liabilities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to June 30, 2016, Harvest entered into a purchase and sale agreement to sell certain non-core oil and gas assets in Southern Alberta for approximately $5.8 million in cash proceeds, net of any customary closing adjustments. The sale is expected to close during the third quarter of 2016.

6.	Exploration and Evaluation Assets (“E&E”)

As at December 31, 2015	$33.0
Additions	0.8
Disposition	(0.1)
Impairment	(2.1)
As at June 30, 2016	$31.6

During the three and six months ended June 30, 2016, $nil and $2.1 million (2015 – $3.7 million and $4.6 million), respectively, of E&E costs were impaired as they were no longer deemed to be technically feasible and commercially viable.

7.	Goodwill

As at December 31, 2015	$149.0
Disposals	(9.0)
As at June 30, 2016	$140.0

As a result of the sale of Harvest’s oil and gas assets in Saskatchewan during the three months ended June 30, 2016, $9.0 million of goodwill was de-recognized relating to the assets sold. See note 5 – PP&E.

8.	Investment in Joint Ventures

	June 30, 2016	Ownership Interest	December 31, 2015	Ownership Interest

Deep Basin Partnership ("DBP")	$55.8	82.00%	$50.5	81.17%
HK MS Partnership ("HKMS")	66.5	70.19%	69.0	69.93%
Investments in joint ventures	$122.3		$119.5

	DBP	HKMS
Balance as at December 31, 2015	$50.5	69.0
Additional investments	40.5	0.9
Share of income (losses)	(33.6)	4.5
Distributions	(1.6)	(7.9)
Balance as at June 30, 2016	$55.8	66.5

Deep Basin Partnership (“DBP”)

As at June 30, 2016, Harvest’s top-up obligation was estimated as $12.0 million (December 31, 2015 - $2.0 million), using a discount rate of 16% (December 31, 2015 - 29%). This top-up obligation has been included in the derivative contract losses in the statement of comprehensive loss and in the long-term liability at June 30, 2016 (see note 13 – Long-Term Liability). This top-up obligation is accounted for by Harvest at fair value through profit and loss and is estimated using a probabilistic model of the estimated future cash flows of the DBP (level 3 fair value inputs). The cash flow forecast is based on management’s internal assumptions of the volumes, commodity prices, royalties, operating costs and capital expenditures specific to the DBP. There have been no changes to significant inputs of this calculation since December 31, 2015, except for the discount rate.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the financial information of the DBP and HKMS joint ventures:

	June 30, 2016		December 31, 2015
	DBP	HKMS	DBP	HKMS
Cash and cash equivalents	$0.1	$—	$0.1	$0.1
Other current assets	20.4	13.6	22.1	13.3
Total current assets	$20.5	$13.6	$22.2	$13.4
Non-current assets	194.3	102.0	212.8	102.6
Total assets(1)	$214.8	$115.6	$235.0	$116.0

Current liabilities	$19.4	$0.9	$48.9	$1.8
Non-current financial liabilities	134.3	108.5	131.1	109.2
Other non-current liabilities	6.8	6.3	6.0	4.8
Total liabilities(1)	$160.5	$115.7	$186.0	$115.8

Net assets (liabilities)(1)	$54.3	$(0.1)	$49.0	$0.2

(1)    Balances represent 100% share of DBP and HKMS

		Three months ended June 30
	2016		2015
	DBP	HKMS	DBP	HKMS
Revenues	$6.6	$6.1	$9.6	$6.4
Depletion, depreciation and amortization	(10.3)	(0.9)	(13.6)	(0.8)
Operating expenses and other	(8.4)	(0.5)	(8.0)	(0.5)
Finance costs	(0.7)	(4.9)	(0.7)	(4.3)
Net loss(1)	$(12.8)	$(0.2)	$(12.7)	$0.8

(1)    Balances represent 100% share of DBP and HKMS

	Six months ended June 30
	2016		2015
	DBP	HKMS	DBP	HKMS
Revenues	$14.2	$12.2	$12.1	$7.8
Impairment	(1.4)	—	—	—
Depletion, depreciation and amortization	(19.7)	(1.7)	(17.9)	(1.4)
Operating expenses and other	(15.5)	(0.9)	(11.1)	(1.0)
Loss on disposition of assets	(9.8)	—	—	—
Finance costs	(1.4)	(9.8)	(1.4)	(5.1)
Net loss(1)	$(33.6)	$(0.2)	$(18.3)	$0.3

(1)     Balances represent 100% share of DBP and HKMS

The following table summarizes 100% of DBP’s contractual obligations and estimated commitments as at June 30, 2016:

	Payments Due by Period(1)
	1 year	2-3 years	4-5 years	After 5 years	Total
Preferred distribution liability payments	$—	$—	$—	$134.0	$134.0
Firm processing commitment	23.2	46.5	46.5	65.8	182.0
Decommissioning and environmental liabilities	—	0.2	0.2	14.2	14.6
Total	$23.2	$46.7	$46.7	$214.0	$330.6

(1)     Represents the undiscounted obligation by period.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes 100% of HKMS’s contractual obligations and estimated commitments as at June 30, 2016:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Decommissioning and environmental liabilities(1)	$—	$—	$—	$13.7	$13.7
Total	$—	$—	$—	$13.7	$13.7

(1)     Represents the undiscounted obligation by period.

Related party transactions

Deep Basin Partnership

As the operator of the DBP assets, Harvest has collected revenues and paid expenses on behalf of DBP. In addition, as managing partner, Harvest charges DBP for marketing fees and general and administrative expenses. For the three and six months ended June 30, 2016, Harvest charged DBP a marketing fee of $0.1 million and $0.2 million (2015 - $0.2 million and $0.3 million), respectively, and general and administrative expenses of $0.1 million and $0.4 million (2015 - $0.2 million recovery and $0.3 million), respectively. As at June 30, 2016, $9.1 million remains outstanding to DBP (December 31, 2015 - $14.1 million).

A cash call payable of $nil is also outstanding to DBP as at June 30, 2016 relating to the estimated drilling and completion costs to be incurred on behalf of the DBP (December 31, 2015 - $nil).

HK MS Partnership

Harvest charged HKMS general and administrative expenses of $0.1 million for the three and six months ended June 30, 2016 (2015 - $0.1 million recovery and $0.1 million expense, respectively). As at June 30, 2016, $1.2 million remains outstanding to HKMS (December 31, 2015 - $1.1 million).

9.	Long-Term Debt

	June 30, 2016	December 31, 2015
6⅞% senior notes due 2017 (US$282.5 million)(1)	$364.4	$685.7
2⅛% senior notes due 2018 (US$630 million)	811.5	868.9
2⅓% senior notes due 2021 (US$195.8 million)(1)	252.9	—
Long-term debt outstanding	$1,428.8	$1,554.6

(1)     As at December 31, 2015, the principal amount of the 6⅞ % senior notes was US$500 million and 2⅓% senior notes was $nil.

a)	Senior Notes

On June 16, 2016 Harvest completed the partial exchange of its 6⅞% senior notes due 2017 for new 2⅓% senior notes due 2021, at an exchange ratio of US$900 principal amount of the new 2⅓% senior notes for each US$1,000 principal amount of the old 6⅞% senior notes. US$217.5 million of the old 6⅞% senior notes was exchanged for US$195.8 million new 2⅓% senior notes. The extinguishment of the old 6⅞% senior notes resulted in a gain of $19.8 million, after the deduction of $4.9 million of related costs. A realized foreign exchange gain of $16.3 million also resulted from the exchange.

The new 2⅓% senior notes are unsecured and mature on April 14, 2021, with interest payable semi-annually on April 14 and October 14 of each year. They are unconditionally and irrevocably guaranteed by Harvest’s parent company, KNOC. A guarantee fee of 0.37% per annum of the principal balance is payable to KNOC semi-annually on April 14 and October 14 of each year. Also see note 18 – Related Parties.

10.	Capital Structure

Harvest considers its capital structure to be its credit facility, long term debt, related party loans, and shareholder’s equity.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2016	December 31, 2015
Credit facility(1)(2)	$891.6	$926.6
6⅞% senior notes (US$282.5 million)(2)(3)(4)	364.9	692.0
2⅛% senior notes (US$630 million)(2)(3)	813.8	871.9
2⅓% senior notes (US$195.8 million)(2)(3)(4)	252.9	—
Related party loans (US$341 million and CAD$200 million)(3)(4)	640.5	601.4
	$2,963.7	$3,091.9
Shareholder's deficiency	(355.0)	(275.3)
	$2,608.7	$2,816.6

(1)	Excludes letters of credit issued in the amount of $12.8 million at June 30, 2016 (December 31, 2015 - $9.7 million).
(2)	Excludes capitalized financing fees.
(3)	Face value converted at the period end exchange rate.
(4)	As at December 31, 2015, related party loans comprised of US$170 million from ANKOR, CAD$200 million and US$120 million from KNOC (see note 18 – Related Party Transactions).

a)	Credit Facility

At June 30, 2016, Harvest had $891.6 million drawn under the credit facility (December 31, 2015 - $926.6 million). The carrying value of the credit facility includes $2.1 million of deferred financial fees at June 30, 2016 (December 31, 2015 – $2.8 million). For the three and six months ended June 30, 2016, interest charges on the credit facility borrowings aggregated to $3.6 million and $7.5 million (2015 - $4.6 million and $10.0 million), respectively, reflecting an effective interest rate of 1.6% for both periods (2015 - 2.1% and 2.4%, respectively).

Harvest was not in compliance with its debt covenant under the credit facility at December 31, 2015 and therefore $923.8 million was classified as a current liability at December 31, 2015. On February 5, 2016, Harvest’s syndicate banks consented to a waiver of this covenant effective until the maturity date of the credit facility of April 30, 2017. On June 30, 2016 the credit facility was classified as a current liability.

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future operating and capital activities. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

The Company’s capital structure and liquidity needs are met through cash generated from operations, proceeds from asset dispositions, joint arrangements, borrowings under the credit facility, related party loans, long-term debt issuances and capital injections by KNOC.

Harvest evaluates its capital structure using the same financial covenants as the ones under the Company’s debt commitments.

11.	Financial Instruments

a)	Fair Values

Financial instruments of Harvest consist of accounts receivable, accounts payable and accrued liabilities, borrowings under the credit facility, derivative contracts, senior notes, related party loans and long term liability. Cash and derivative contracts are the only financial instruments that are measured at fair value on a recurring basis. Harvest classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1:

quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3:	techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

All financial instruments are level 2, except for the 2⅛%, which are level 1 and $12.0 million of the long-term liability (relating to the top-up obligation to DBP) at June 30, 2016, which is level 3. Also see note 8 – Investment in Joint Ventures and note 13 – Long-Term Liability. There were no transfers during the three and six months ended June 30, 2016 and 2015.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2016		December 31, 2015

	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
Financial Assets
Loans and Receivables Measured at Cost
Accounts receivable	$45.0	$45.0	$57.9	$57.9
Held for Trading
Derivative contracts	3.6	3.6	—	—
Total Financial Assets	$48.6	$48.6	$57.9	$57.9
Financial Liabilities
Held for Trading
Derivative contracts	$1.3	$1.3	$—	$—
Long-term liability	12.0	12.0	2.0	2.0
Measured at Amortized Cost
Accounts payable and accrued liabilities	139.4	139.4	166.8	166.8
Credit Facility	889.5	891.6	923.8	926.6
6⅞% senior notes	364.4	358.5	685.7	494.2
2⅛% senior notes	811.5	823.3	868.9	870.5
2⅓% senior notes	252.9	252.9	—	—
Related party loans	685.4	544.7	629.9	384.3
Long-term liability	44.9	35.1	54.5	29.0
Total Financial Liabilities	$3,201.3	$3,058.8	$3,331.6	$2,873.4

b)	Derivative Contracts

The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. These derivative contracts are entered for periods consistent with the underlying hedged transactions. Under hedge accounting, the effective portion of the unrealized gains and losses is included in OCL. When the hedged item is settled, the related effective portion of the realized gains and losses is removed from AOCL and included in petroleum and natural gas sales (see note 17). The ineffective portion of the unrealized and realized gains and losses are recognized in the consolidated statement of comprehensive loss.

Harvest has entered into U.S. dollar currency swap transactions related to a LIBOR borrowing. This results in a reduction of interest expense paid on Harvest’s borrowings related to its credit facility. As a result of these transactions, Harvest’s effective interest rate for borrowings under the credit facility for the three and six months ended June 30, 2016 was 1.6% . See note 10 – Capital Structure.

Derivative contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives:

	Three months ended June 30
	2016			2015
	Realized	Unrealized		Realized	Unrealized
	losses	losses (gains)	Total	losses (gains)	losses (gains)	Total
Power	$0.4	$(0.3)	$0.1	$(0.9)	$(3.7)	$(4.6)
Crude Oil	—	—	—	—	—	—
Currency	—	(4.4)	(4.4)	0.2	—	0.2
Top-up obligation (note 8)	—	10.3	10.3	—	—	—
	$0.4	$5.6	$6.0	$(0.7)	$(3.7)	$(4.4)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended June 30
	2016			2015
	Realized	Unrealized			Unrealized
	losses	losses (gains)	Total	Realized losses	gains	Total
Power	$0.8	$(0.1)	$0.7	$0.5	$(2.6)	$(2.1)
Crude Oil	—	—	—	—	—	—
Currency	—	(3.5)	(3.5)	0.2	—	0.2
Top-up obligation (note 8)	—	10.0	10.0	—	—	—
	$0.8	$6.4	$7.2	$0.7	$(2.6)	$(1.9)

The following is a summary of Harvest’s derivative contracts outstanding at June 30, 2016:

Contracts Designated as Hedges

				Fair value
Contract Quantity	Type of Contract	Term		of liability
2,800 bbl/day	WCS price swap	July - Dec 2016	US$33.50/bbl	$(1.3)

Contracts Not Designated as Hedges

				Fair Value
Contract Quantity	Type of Contract	Term/Expiry	Contract Price	of asset
12 MW	AESO power swap	July - Dec 2016	$34.63/MWh	$0.1
US$390 million	Foreign exchange swap	July 2016	$1.2825 Cdn/US	3.5
				$3.6

12.	Provisions

	Upstream	BlackGold	Total
Decommissioning liabilities at December 31, 2015	$796.6	$50.1	$846.7
Environmental remediation at December 31, 2015	6.7	—	6.7
Other provisions at December 31, 2015	3.5	—	3.5
Less current portion	(45.7)	—	(45.7)
Balance at December 31, 2015	$761.1	$50.1	$811.2

Decommissioning liabilities at December 31, 2015	$796.6	$50.1	$846.7
Settled during the period	(3.4)	—	(3.4)
Revisions (change in estimated costs and discount rate)	67.8	13.0	80.8
Disposals	(94.7)	—	(94.7)
Accretion	9.2	0.6	9.8
Decommissioning liabilities at June 30, 2016	$775.5	$63.7	$839.2
Environmental remediation at June 30, 2016	6.5	—	6.5
Other provisions at June 30, 2016	5.0	—	5.0
Less current portion	(16.9)	—	(16.9)
Balance at June 30, 2016	$770.1	$63.7	$833.8

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.3 billion at June 30, 2016 (December 31, 2015 – $1.4 billion), which will be incurred between 2016 and 2075. A risk-free discount rate of 1.7% (December 31, 2015 – 2.3%) and inflation rate of 1.7% (December 31, 2015 – 1.7%) were used to calculate the carrying value of the decommissioning and environmental remediation liabilities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Long-Term Liability

	June 30, 2016	December 31, 2015
BlackGold liability(1)	$63.7	$62.0
Less: current portion of BlackGold liability(1)	(19.0)	(9.5)
Deferred rent and other(2)	11.0	13.2
Top-up obligation(3)	12.0	2.0
	$67.7	$67.7

(1)

Calculated using a discount rate of 5.5% at both June 30, 2016 and December 31, 2015. The current portion of the liability has been included with accounts payable and accrued liabilities. Harvest withheld the third deferred payment due April 30, 2016 as it is in process of conducting a comprehensive audit of costs and expenses incurred by the Contractor in connection with the work.

(2)	Includes deferred credits and an accrual related to Harvest’s long term incentive program.
(3)	See note 8 – Investment in Joint Ventures.

14.	Finance Costs

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Interest and other financing charges	$31.3	$32.5	$64.3	$61.1
Accretion of decommissioning and environmental	4.9	5.6	9.8	9.4
remediation liabilities (note 12)
Accretion of BlackGold long-term liability (note 13)	0.8	—	1.6	0.9
Less: interest capitalized	—	—	—	(9.7)
	$37.0	$38.1	$75.7	$61.7

15.	Foreign Exchange

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Realized (gains) losses on foreign exchange	$(18.4)	$0.3	$(25.2)	$0.9
Unrealized (gains) losses on foreign exchange	13.0	(22.8)	(105.7)	116.1
	$(5.4)	$(22.5)	$(130.9)	$117.0

16.	Supplemental Cash Flow Information

	Six months ended June 30, 2016
	2016	2015
Source (use) of cash:
Accounts receivable	$12.9	$12.7
Prepaid expenses, long-term deposit and other	2.7	4.6
Accounts payable and accrued liabilities	(27.4)	(188.3)
Net changes in non-cash working capital	(11.8)	(171.0)

Changes relating to operating activities	(10.2)	(71.4)
Changes relating to investing activities	(18.3)	(92.0)
Reclass of long-term liability to accounts payable	9.5	(7.6)
Add: Other non-cash changes	7.2	—
	$(11.8)	$(171.0)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Accumulated Other Comprehensive Loss (“AOCL”)

Designated Cash Flow
Hedges, Net of Tax
Balance at December 31, 2015	$—
Reclassification to net income of losses on cash flow hedges	0.2
Losses on derivatives designated as cash flow hedges, net of tax	(1.1)
Balance at June 30, 2016	$(0.9)

The following table summarizes the impacts of the cash flow hedges on the OCL.

	Three months ended June 30				Six months ended June 30
	After-tax		Pre-tax		After-tax		Pre-tax
	2016	2015	2016	2015	2016	2015	2016	2015
Losses re-classified from OCL	$0.2	$0.5	$0.3	$0.7	$0.2	$0.2	$0.3	$0.2
Losses recognized in OCL	(1.1)	(1.9)	(1.6)	(2.6)	(1.1)	(1.9)	(1.6)	(2.6)
Total	$(0.9)	$(1.4)	$(1.3)	$(1.9)	$(0.9)	$(1.7)	$(1.3)	$(2.4)

18.	Related Party Transactions

a)	Related party loans

						Interest expense
				Carrying	Interest	Three months ended		Six months ended
Related		Interest		Value(1)	Payable(2)	June 30		June 30
Party	Principal	Rate	Maturity Date	June 30, 2016		2016	2015	2016	2015
KNOC	US$171	5.91%	December 31, 2017	$220.9	$9.4	$3.3	$1.6	$5.7	$1.6
KNOC	$200	5.30%	December 30, 2018	194.2	22.6	3.5	3.4	6.9	6.8
ANKOR	US$170	4.62%	October 2, 2017	219.6	18.7	2.5	2.4	5.2	4.9

(1)

At December 31, 2015, the carrying value on the US$171 million KNOC loan was $166.1 million, the $200 million KNOC loan was $193.2 million and the US$170 million ANKOR loan was $235.3 million. The principal amounts were the same at December 31, 2015, except for US$120 million drawn on the US$171 million KNOC loan.

(2)

At December 31, 2015, the interest payable for the US$171 million KNOC loan was $4.1 million, the $200 million KNOC loan was $16.7 million and the US$170 million ANKOR loan was $14.6 million. Interest is due upon the maturity of the loans.

The related party loans are unsecured and the loan agreements contain no restrictive covenants.

b)	Other Related Party Transactions

	Transactions
	Three months ended		Six months ended
	June 30		June 30		Accounts payable as at

	2016	2015	2016	2015	June 30, 2016	December 31, 2015
G&A Expenses
KNOC(1)	$0.1	$(0.8)	$0.2	$(2.6)	$0.8	$0.8

Finance costs
KNOC(2)	$1.9	$1.1	$4.2	$2.2	$1.4	$3.5

(1)

Amounts relate to the payments to (reimbursement from) KNOC for secondee salaries. In 2015, the Global Technology and Research Centre (“GTRC”) was used as a training and research facility for KNOC. Amounts in 2015 include the reimbursement from KNOC for general and administrative expenses incurred by the GTRC.

(2)

Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest’s 2⅛% and 2⅓% senior notes and the senior unsecured credit facility. A guarantee fee of 52 and 37 basis points per annum is charged by KNOC on the 2⅛% and 2⅓% senior notes, respectively and 37 basis points per annum on the credit facility (see note 9 – Long Term Debt).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On June 30, 2016 Harvest entered into an US$184.8 million loan agreement with KNOC, due on October 2, 2017. The interest rate will be determined during the third quarter of 2016. Subsequent to June 30, 2016, Harvest drew down the US$184.8 million and used the proceeds to re-pay the US$170 million ANKOR loan, including accrued interest. ANKOR is a fully-owned subsidiary of KNOC. As a result of this transaction, all related party loans are with KNOC.

19.	Commitments

The following is a summary of Harvest’s estimated commitments as at June 30, 2016:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Purchase commitments(1)	$22.0	$21.0	$19.0	$60.4	$122.4
Operating leases	6.4	14.1	16.3	31.2	68.0
Firm processing commitments	17.2	29.7	23.2	52.2	122.3
Firm transportation agreements	22.6	52.5	34.7	53.9	163.7
Employee benefits(2)	1.8	0.6	—	—	2.4
Total(3)	$70.0	$117.9	$93.2	$197.7	$478.8

(1)	Relates to BlackGold oil sands project commitment, revised estimated capital costs for the Bellshill area and the DBP top-up obligation (see note 8 – Investment in Joint Ventures).
(2)	Relates to the long-term incentive plan payments.
(3)	See note 9 – Long Term Debt, note 10 – Capital Structure and note 18 – Related Party Transactions for Harvest’s debt and related party loan obligations.

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